UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Amprius Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03214Q 108

(CUSIP Number)

Dr. Kang Sun

Amprius, Inc.

1180 Page Avenue

Fremont, California 94538

(800) 425-8803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03214Q 108

1	NAME OF REPORTING PERSONS Amprius, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,500,071
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,500,071
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,071
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 105,838,789 shares of common stock issued and outstanding as of October 23, 2024, as reported by the Issuer in its Current Report on Form 8-K filed on October 23, 2024.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the previously filed Schedule 13D filed by Amprius, Inc. (the “Reporting Person”), as amended on May 12, 2023. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On October 21, 2023, the parties to the Merger Agreement, including the Reporting Person and the Issuer, entered into a Termination Agreement (the “Termination Agreement”), pursuant to which, among other things, the parties agreed to mutually terminate the Merger Agreement, effective immediately. As a result, as of such date, the Merger Agreement became of no further force and effect, and the other agreements entered into in connection with the Merger Agreement, including the Amprius Support Agreement and the Registration Rights Agreement Amendment, were either terminated in accordance with their terms or became of no further force and effect.

On October 23, 2024, the Reporting Person, which was the majority stockholder of the Issuer, voluntarily liquidated and dissolved. In connection therewith, the Reporting Person distributed to its stockholders on a pro rata basis an aggregate of 57,195,926 shares of the Issuer’s common stock (such distribution, the “Liquidating Distribution”).

In connection with the liquidation and dissolution of the Reporting Person, the Issuer assumed from the Reporting Person the outstanding options to purchase shares of the Reporting Person’s Class A common stock (the “Holdings Options” and, each such option, a “Holdings Option”) granted under the Amprius, Inc. 2008 Stock Plan (the “2008 Plan”) and the Amprius, Inc. Second Equity Incentive Plan (the “Second Plan”, the Second Plan together with the 2008 Plan, the “Plans” and each, a “Plan”; such assumption, the “Option Assumption”), in exchange for the Reporting Person contributing 5,500,000 shares of the Issuer’s common stock to the Issuer and the Reporting Person agreeing to reimburse the Issuer’s expenses incurred in connection with the Option Assumption. The Option Assumption was approved by a committee of the Issuer’s board of directors comprised of solely independent and disinterested directors.

As a result of the Option Assumption, each Holdings Option became an option to purchase a number of shares of the Issuer’s common stock (collectively, the “Assumed Options”), and the terms of the Holdings Options, including the number of shares of the Issuer’s common stock underlying the Assumed Option and the exercise price, were adjusted in a manner that was designed to comply with the requirements of U.S. Internal Revenue Code treasury regulation relating to equity grant assumptions. Each of the Plans have terminated and no additional awards will be granted under either Plan. The Assumed Options will continue to be governed by the terms of the applicable Plan and grant agreement.

In connection with the Option Assumption, members of the Reporting Person’s board of directors and his respective investment vehicle(s) entered into six-month lock-up agreement in respect of 50% of the shares of the Issuer’s common stock such person or entity received in the Liquidating Distribution (the “Lock-up Agreement”). The Lock-up Agreement relates to an aggregate of 9,808,223 shares of Issuer’s common stock. Any waivers or early termination of such lock-up restrictions must be approved by a majority of the Issuer’s board of directors’ independent and disinterested directors and will be granted pro rata to the other signatories of the Lock-up Agreement.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Person has evaluated transactions that will allow its stockholders to hold shares of the Issuer’s stock directly rather than indirectly through their holdings in the Reporting Person. The Liquidating Distribution facilitated the stockholders of the Reporting Person holding the Issuer’s common stock directly, rather than holding such Issuer’s common stock indirectly through the Reporting Person. The Liquidating Distribution resulted in each stockholder of the Reporting Person having a direct and substantially proportionate ownership in the Issuer as it held previously (but indirectly, via the Reporting Person) in the Issuer. Shares of the Issuer’s common stock distributed to the stockholders of the Reporting Person as a result of the Liquidating Distribution are freely tradeable, subject to applicable securities laws and, if applicable, the Lock-up Agreement. In connection with the Liquidating Distribution, the Reporting Person reserved 2,500,071 shares of the Issuer’s common stock, which the Reporting Person expects to sell from time to time to funds its remaining liabilities and other obligations.

Item 5. Interest in Securities of the Issuer

Item 5(a), (b), (c) and (e) are hereby amended and restated as follows:

(a)-(b) The following sets forth, as of October 23, 2024 after giving effect to the Liquidating Distribution and the Option Assumption, the aggregate number of shares of the Issuer’s common stock and percentage of the Issuer’s common stock beneficially owned by the Reporting Person and each Related Person, as well as the number of shares of the Issuer’s common stock as to which the Reporting Person or Related Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 105,838,789 shares of the Issuer’s common stock outstanding as of October 23, 2024. Neither the Reporting Person nor any Related Person owns any public warrants of the Issuer.

To the Reporting Person’s knowledge, no other Related Person beneficially owns any shares of the Issuer’s common stock.

Name	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Reporting Person	2,500,071	2.4%	2,500,071	—	2,500,071	—
Dr. Kang Sun(1)	7,766,174	6.8%	7,766,174	—	7,766,174	—
William Deihl(2)	815,754	*	815,754	—	815,754	—
Donald R. Dixon(3)	7,553,157	7.1%	440,165	7,112,992	440,165	7,112,992
Dr. Wen Hsieh(4)	214,953	*	214,953	—	214,953	—
Dr. Steven Chu(5)	567,061	*	567,061	—	567,061	—
Dr. Yi Cui(6)	2,893,957	2.7%	727,950	2,166,007	727,950	2,166,007
Alan Salzman(7)	7,112,992	6.7%	—	7,112,992	—	7,112,992

*	Represents less than 1%.

(1)

Consists of (i) 108,542 shares of the Issuer’s common stock held by Dr. Sun, (ii) 88,729 shares of the Issuer’s common stock issuable upon the vesting of restricted stock units held by Dr. Sun that vest within 60 days of October 23, 2024 and (iii) 7,568,903 shares of the Issuer’s common stock underlying options that are exercisable within 60 days of October 23, 2024.

(2)

Consists of (i) 16,262 shares of the Issuer’s common stock held by Mr. Deihl and (ii) 799,492 shares of the Issuer’s common stock underlying options that are exercisable within 60 days of October 23, 2024 held by Mr. Deihl.

(3)

Consists of (i) 243,107 shares of the Issuer’s common stock over which Mr. Dixon has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition, (ii) 197,058 shares of the Issuer’s common stock underlying options that are exercisable within 60 days of October 23, 2024 over which Mr. Dixon has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition, (iii) 100,000 shares of the Issuer’s common stock held by The Dixon Revocable Trust, over which Mr. Dixon and his spouse, as co-trustees, have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition, (iii) 100,000 shares of the Issuer’s common stock issuable upon the exercise of PIPE Warrants held by The Dixon Revocable Trust, over which Mr. Dixon and his spouse, as co-trustees, have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition, (iv) 6,558,627 shares of the Issuer’s common stock held by Trident Capital Fund-VI, L.P. (“Trident Fund VI”), over which Mr. Dixon may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition, (ii) 254,365 shares of the Issuer’s common stock held by Trident Capital Fund—VI Principals Fund, L.L.C. (“Trident Principals VI”), over which Mr. Dixon may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition, (iii) 96,267 shares of the Issuer’s common stock issuable upon the exercise of 96,267 PIPE Warrants held by Trident Fund VI, over which Mr. Dixon may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition, and (iv) 3,733 shares of the Issuer’s common stock issuable upon the exercise of 3,733 PIPE Warrants held by Trident Principals VI, over which Mr. Dixon may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition. Trident Capital Management VI, L.L.C. (“TCM VI”) is the sole general partner of Trident Fund VI and the sole managing member of Trident Principals VI. Mr. Dixon and John H. Moragne (collectively, the “Managing Members”) are the managing members of TCM VI and, as such, may be deemed to have shared voting and dispositive power with respect to the securities held of record by each of Trident Fund VI and Trident Principals VI. The Managing Members disclaim beneficial ownership such securities, except to the extent of their respective pecuniary interest therein.

(4)

Consists of (i) 17,895 shares of the Issuer’s common stock held by Dr. Hsieh and (ii) 197,058 shares of the Issuer’s common stock underlying options that are exercisable within 60 days of October 23, 2024.

(5)

Consists of (ii) 20,395 shares of the Issuer’s common stock, (ii) 544,166 shares of the Issuer’s common stock underlying options that are exercisable within 60 days of October 23, 2024, and (ii) 2,500 shares of the Issuer’s common stock issuable upon the exercise of PIPE Warrants.

(6)

Consists of (i) 727,950 shares of the Issuer’s common stock underlying options that are exercisable within 60 days of October 23, 2024, over which Dr. Cui has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition, (ii) 1,929,407 shares of the Issuer’s common stock held by the Yi Cui and Meng Sui Family Trust, over which Dr. Cui and his spouse, as co-trustees, have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition, (iii) 25,000 shares of the Issuer’s common stock issuable upon the exercise of PIPE Warrants held by the Yi Cui and Meng Sui Family Trust, over which Dr. Cui and his spouse, as co-trustees, have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition, (iv) 105,800 shares of the Issuer’s common stock held by the Yi Cui 2022 Grantor Retained Annuity Trust, over which Dr. Cui and his spouse, as co-trustees, have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition, and (v) 105,800 shares of the Issuer’s common stock held by the Meng Sui 2022 Grantor Retained Annuity Trust, over which Dr. Cui and his spouse, as co-trustees, have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition

(7)

Consists of (i) 3,810,151 shares of the Issuer’s common stock held by VantagePoint CleanTech Partners II, L.P. (“VP CleanTech II”), (ii) 100,000 shares of the Issuer’s common stock issuable upon the exercise of PIPE Warrants held by VP CleanTech II, (iii) 3,102,841 shares of the Issuer’s common stock held by VantagePoint Venture Partners 2006 (Q), L.P. (“VP 2006”) and (iv) 100,000 shares of the Issuer’s common stock issuable upon the exercise of PIPE Warrants held by VP 2006. Mr. Salzman is the managing member of VantagePoint Venture Associates 2006, L.L.C., the general partner of VP 2006 and the Chief Executive Officer of VantagePoint CleanTech Management, Ltd., the general partner of VantagePoint CleanTech Associates II, L.P., the general partner for VP CleanTech II and may be deemed to beneficially own the shares held by VP 2006 and VP CleanTech II. Mr. Salzman disclaims beneficial ownership of all such shares.

(c)

On September 3, 2024 and September 4, 2024, the Reporting Person sold 6,300 and 13,255 shares, respectively, of the Issuer’s common stock at an average execution price of $1.00 and $0.95, respectively, in open market transactions.

Except as set forth in this Item 5(c) and as described in Item 3 of this Schedule 13D, which information is incorporated herein by reference, neither the Reporting Person nor, to the Reporting Person’s knowledge, any Related Person has effected any transactions of the Issuer’s common stock during the 60 days preceding the date of this Amendment.

(e) As of October 23, 2024 after giving effect to the Liquidating Distribution and the Option Assumption, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Lock-up Agreement

The information set forth in Item 3 with respect to the Lock-up Agreement is incorporated herein by reference.

This summary is qualified by the actual terms of the Lock-up Agreement, a copy of which is attached as an exhibit to this Amendment and is incorporated herein by reference.

Option Assumption Agreement

The information set forth in Item 3 with respect to the Option Assumption is incorporated herein by reference.

Assignment of Registration Rights

In connection with the Liquidating Distribution, the Reporting Person, the Issuer and investment vehicles associated with Mr. Dixon and Dr. Hsieh entered into an Assignment of Registration Rights, pursuant to which Mr. Dixon and such investment vehicles agreed to be bound by and subject to the terms and conditions of the Registration Rights Agreement. The information set forth in Item 6 under the heading “Registration Rights Agreement” is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit Number	Description

1	Lock-up Agreement, dated as of October 23, 2024, by and among Amprius Technologies, Inc. and the other parties thereto

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2024

AMPRIUS, INC.

a Delaware corporation

By:	/s/ Dr. Kang Sun
Name: Dr. Kang Sun
Title: Chief Executive Officer